RELIASTAR
LIFE INSURANCE COMPANY                                        GET FUND RIDER
OF NEW YORK

A Stock Company.

--------------------------------------------------------------------------------
                   (Hereinafter called we, us and our)

The Contract to which this Rider is attached is modified by the provisions of the Rider. This Rider's provisions control where there is a conflict between this Rider and the Contract. This Rider is effective as of the Contract Date.

GET FUND
A GET Fund series is an investment option that we may, from time to time, make available for allocation of Premium Payments or Accumulation Value under the Contract. The investment objective for a series is determined by the GET Fund Board of Trustees ("Board") and Portfolio Manager ("Manager"). The current investment objective is to achieve maximum total return and minimum exposure of the series assets to a market value loss, by participating, to the extent possible, in favorable equity market performance during the Guarantee Period. Each GET Fund series is a separate Fund and has both an Offering Period and a Guarantee Period as described below.

GET FUND OFFERING PERIOD (OFFERING PERIOD)
Each GET Fund series has a specified Offering Period, which is usually from one to three months, during which you may transfer or deposit amounts to a GET Fund series. The Fund's Board and Manager may extend the Offering Period in order to meet its minimum investment requirements. The Amounts allocated during an Offering Period and prior to the date on which the Guarantee Period begins are invested exclusively in money market instruments. During the Offering Period, you may make transfers or Partial Withdrawals of amounts allocated to a GET Fund series as described below. Once the Offering Period ends, the Guarantee Period begins.

Each Offering Period is subject to limits as to amounts which may be invested or transferred into a series as determined by the Fund's Board and Manager. The Board and Manager determine all aspects of the management of a series in accordance with its investment objectives and strategies, including whether a series will be available and the length of an Offering Period. The Board and Manager also determine the maximum total asset amount for a series. If that maximum is achieved, we reserve the right to set a date on which to stop accepting allocations into that series.

GET FUND GUARANTEE PERIOD (GUARANTEE PERIOD)
The Guarantee Period for each GET Fund series is the period immediately following an Offering Period during which our GET Fund Guarantee applies. The Guarantee Period begins on the first business day immediately following the last day of the Offering Period and ends on the Maturity Date. Once a specified Offering Period ends for a series and the Guarantee Period commences, we will send a Confirmation Schedule to you that will show the Accumulation Value in that series and the Guarantee Period duration, including the Maturity Date.

If the Board and Manager determine due to adverse market conditions, inadequate assets allocated to that series, severe market volatility during an Offering Period, or for any other reason, not to operate a series, we reserve the right not to begin the Guarantee Period. If the Guarantee Period will not commence, we will send written notice to you no later than 15 days after the end of the Offering Period. You must then inform us no later than 45 days from the end of the Offering Period to which investment options available under the Contract to transfer the Accumulation Value in the terminated GET Fund series. During this time, GET Fund assets are invested in money market instruments. If no election is made by the end of the 45-day period, at the next Valuation Period we will transfer the Accumulation Value in the terminated GET Fund series to the Specially Designated Division shown in the Contract Schedule.

RLNY-RA-1085

GET FUND MATURITY DATE (MATURITY DATE)
The GET Fund Maturity Date is the date on which a series' Guarantee Period ends. We will send written notice to you at least thirty days prior to a Maturity Date of your options for transferring current value you have in that series. You must then inform us of to which investment options available under the Contract to transfer amounts in that series. . If you do not make an election, on the Maturity Date we will transfer your GET Fund series amounts to another available series of the GET Fund, if one is accepting deposits.

If no GET Fund series is available, we will transfer the Accumulation Value in the expiring Guarantee Period to the Specially Designated Division shown in the Contract Schedule.

GET FUND GUARANTEE
We provide a guarantee that the value of an accumulation unit of the GET Fund Division for that series under the Contract on the Maturity Date will not be less than its value as determined after the close of business on the last day of the offering period for that GET Fund series. If the value on the Maturity Date is lower than it was on the last day of the Offering Period, we will transfer funds from our General Account to the Separate Account to make up the difference. This means that if you remain invested in the GET Fund series until the Maturity Date, at the Maturity Date, you will receive no less than the value of your separate account investment allocated to the GET Fund series as of the last day of the offering period, less any contract fees or any amounts you transfer or withdraw from the GET Fund Division for that series.

If the Accumulation Unit Values in a GET Fund Division are adjusted at any time during a Guarantee Period, the GET Fund Guarantee for that series will be restated. The restated GET Fund Guarantee will be calculated so that it is equivalent to the original GET Fund Guarantee for that series.

The GET Fund Guarantee does not apply to withdrawals or transfers made before the Maturity Date.

CHARGE FOR GET FUND GUARANTEE
The daily charge for the GET Fund Guarantee for each series offered will be at a maximum annual rate of 0.75%. The charge is determined prior to the beginning of an Offering Period and is deducted daily during a series' Guarantee Period. The charge will reduce the Fund Investment Increment or Net Return Factor(s) or Net Return Rate.

GET FUND TRANSFER OR WITHDRAWAL
After the Contract Date, you may make transfers or Partial Withdrawals from the GET Fund series based on the terms and provisions described in the Contract. Amounts will be taken pro-rata from each investment option in the same proportion as their respective values have to the total Accumulation Value under the Contract, unless you specify otherwise.

A transfer or withdrawal from a GET Fund series during that series' Offering Period or before its' Guarantee Period Maturity Date will be based on the Accumulation Unit Value in the GET Fund Division for the Valuation Period next following the date on which we receive satisfactory notice at our Customer Service Center.

Endorsed and made part of the Contract on the Contract Date.


Signed:    /s/ J.R. Gelder

               President

RLNY-RA-1085